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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*

                          Earth Search Sciences, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Shares of Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  270313 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 27, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [_] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [_] Rule 13d-1(d)

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 270313109                      13G/A                 Page 2 of 7 Pages

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 1    NAMES AND I.R.S. IDENTIFICATION NOS. (ENTITIES ONLY) OF REPORTING PERSONS

         Monte S. Meltzer
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 4    United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            838,700 shares of Common Stock (the "Shares")
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             10,605,667 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             838,700 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
       WITH               10,605,667 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    11,444,367
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)                                               [X]

      Excludes 725,000 Shares beneficially owned by Wendy Jill Meltzer
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11    7.42%
------------------------------------------------------------------------------

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CUSIP No. 270313109                      13G/A                 Page 3 of 7 Pages

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12    IN
------------------------------------------------------------------------------
 1    NAMES AND I.R.S. IDENTIFICATION NOS. (ENTITIES ONLY) OF REPORTING PERSONS

        Wendy Jill Meltzer
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 4    United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            725,000 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             Not Applicable
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             725,000 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
       WITH               Not Applicable
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    725,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)                                               [X]

      Excludes 11,444,367 Shares beneficially owned by Monte S. Meltzer
------------------------------------------------------------------------------

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CUSIP No. 270313109                       13G/A                Page 4 of 7 Pages

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11    0.47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12    IN


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CUSIP No. 270313109                      13G/A                 Page 5 of 7 Pages


This Schedule 13G is filed by Monte S. Meltzer and Wendy Jill Meltzer pursuant to Rule 13d-1(c) of the General Rules and Regulations of the Securities Exchange Act of 1934.

Item 1.  (a)   Name of Issuer:
               Earth Search Sciences, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
               1729 Montana Highway 35
               Kalispell, MT 59901

Item 2.  (a)   Name of Person Filing:
               Monte S. Meltzer; and
               Wendy Jill Meltzer

         (b)   Address of Principal Business Office, or if None, Residence:

               Monte S. Meltzer:    2233 Q Street, N.W., Washington, D.C. 20008
               Wendy Jill Meltzer:  1514 17th Street N.W., Apartment 307,
                                    Washington, D.C.  20036

         (c)   Citizenship:
               United States of America

         (d)   Title of Class of Securities:
               Common Stock, par value $.001 per share

         (e)   CUSIP Number:
               270313 10 9

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

         Not Applicable

Item 4.  Ownership.

         (a) The filing persons in the aggregate beneficially own 12,169,367 Shares, of which Monte S. Meltzer beneficially owns 11,444,367 Shares and Wendy Jill Meltzer beneficially owns 725,000 Shares.


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CUSIP No. 270313109                        13G/A               Page 6 of 7 Pages


          (b) The aggregate 12,169,367 beneficially-owned Shares constitute 7.89% of the Shares issued and outstanding, based on 154,201,609 Shares issued and outstanding as of June 30, 2001, as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2001.

          (c) Monte S. Meltzer has sole power to vote or to direct the vote of 838,700 Shares and sole power to dispose or to direct the disposition of these 838,700 Shares (such 838,700 Shares include 136,200 Shares held by the filing person as custodian for his minor child). Mr. Meltzer and his spouse have the shared power to vote or to direct the vote of 10,605,667 Shares and shared power to dispose or to direct the disposition of these 10,605,667 Shares.

               Wendy Jill Meltzer has sole power to vote or to direct the vote of 725,000 Shares and sole power to dispose or to direct the disposition of these 725,000 Shares.

Item 5.     Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8.     Identification and Classification of Members of the Group.

          Not Applicable

Item 9.     Notice of Dissolution of Group.

          Not Applicable

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CUSIP No. 270313109                        13G/A               Page 7 of 7 Pages


Item 10.    Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 23, 2001                      /s/ Monte S. Meltzer
                                            -------------------------
                                            Monte S. Meltzer

                                            /s/ Wendy Jill Meltzer
                                            -------------------------
                                            Wendy Jill Meltzer